Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

Authored By: Bob Siller – Director, Product Marketing

Posted On: Jan 07, 2021

On January 7th 2021, Achronix announced our plan to go public with special acquisition company, ACE Convergence Acquisition Corp., and we expect the transaction will be complete by mid-2021. While this is an exciting time for Achronix, we would like to take the opportunity to highlight how this will benefit our customers going forward.

Since 2004, Achronix has produced high-performance FPGA technology. We have successfully competed against the much larger FPGA suppliers such as Intel/Altera and Xilinx as a private company. We focused on key high bandwidth, data acceleration applications that require programmability and high performance when we created the Speedster7t FPGA family, which includes machine learning processors (MLP), an innovative 2D network-on-chip or 2D NoC, which provides more than 20Tbps of bandwidth, 112 Gbps SerDes, 400G Ethernet, PCIe Gen5 interfaces and GDDR6 memory interfaces. In developing the Speedster7t family, we created a unique and differentiated product compared to other FPGA products available in the market today.

By going public, we will leverage the additional capital raised to accelerate the development of our Speedster7t family and begin work on our next generation family. Additionally, we will further invest in our Speedcore eFPGA IP and improve our design tools to make it easier to develop next generation high-performance data acceleration solutions. We plan to expand our product reach into emerging applications such as automotive driver assistance and high-performance computing. We have aggressive plans to expand our R&D teams to help accelerate product development to bring highly advanced FPGA devices and eFPGA IP technology to market.

Our current and future customers will benefit tremendously from Achronix going public. Our existing executive management team will continue to lead the company with strategic focus on customers and emerging applications that can benefit from FPGA technology. Our applications and engineering teams will expand and continue to provide best-in-class support and continue to innovate differentiated FPGA products and technology. Our operations teams will scale to support significantly increased customer demand and exceed customers’ expectations providing predictable delivery to the highest quality standards. Finally, our sales and marketing teams will grow to facilitate the adoption of Achronix’s technology across a growing worldwide customer base.

2021 will be an exciting year for Achronix but even more for our current and future customers who will benefit from our increased resources and innovative FPGA products. To our amazing customers, thank you for joining us on our journey. We could not have done this without your support and belief in our capability to help you solve your design challenges.

To learn more about this exciting news, please visit Investor Relations. To read the full press release, see Achronix to List on NASDAQ Through Merger with ACE Convergence.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE Convergence will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of ACE Convergence’s common stock in connection with ACE Convergence’s solicitation of proxies for the vote by ACE Convergence’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix Semiconductor Corporation’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, ACE Convergence will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE Convergence, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE Convergence through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Corporation, 1013 Centre Road, Suite 403S Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACE Convergence and its directors and officers may be deemed participants in the solicitation of proxies of ACE Convergence’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE Convergence’s executive officers and directors in the solicitation by reading ACE Convergence’s final prospectus to ACE Convergence’s registration statement on Form S-1 (File No. 333-239716) filed with the SEC on July 28, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE Convergence’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.